Filed pursuant to Rule 424(b)(5)

Registration No. 333-251498

PROSPECTUS SUPPLEMENT

(To prospectus dated June 23, 2021)

Common Stock

This prospectus supplement amends, supplements, and supersedes our prospectus supplement filed December 18, 2020, relating to an Equity Distribution Agreement (the “Sales Agreement”) with Oppenheimer & Co. Inc., or Oppenheimer, in an at the market offering. The Sales Agreement provided for the offer and sale, from time to time, of up to $50,000,000 in the aggregate of our common stock, par value $0.001 per share, in an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus supplement, we have terminated the Sales Agreement and the offer and sale of shares under the Sales Agreement prospectus supplement.

Prior to termination, we sold 138,388 shares of our common stock pursuant to the Sales Agreement for net proceeds of approximately $1.5 million.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2022.